RISK FACTORS
ERISA CONSIDERATIONS
USE OF PROCEEDS
HISTORICAL INFORMATION ON 6M USD LIBORREF
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
GENERAL INFORMATION

The information in this preliminary pricing supplement is not complete and may be changed. None of this preliminary pricing supplement, the prospectus supplement or the prospectus is an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 3, 2007	FILED PURSUANT TO RULE 424(b)(2)
PRELIMINARY PRICING SUPPLEMENT NO. AIG-FP-12	REGISTRATION NO. 333-106040
TO PROSPECTUS DATED JULY 24, 2006
AND PROSPECTUS SUPPLEMENT DATED OCTOBER 12, 2006
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
LIBOR RANGE NOTES DUE MAY 23, 2022

Principal Amount: U.S.$10,000,000	Issue Date: May 23, 2007

Agents’ Discount or Commission: None	Stated Maturity Date: May 23, 2022

Net Proceeds to Issuer: U.S.$10,000,000	Interest Rate: For the Interest Accrual Period from and including the Issue Date to but excluding May 23, 2008: 7.25% per annum

For each Interest Accrual Period from and including the Interest Accrual Period commencing May 23, 2008 to and including the Interest Accrual Period ending on the Maturity Date:
7.25% times Interest Accrual Factor

Interest Payment Dates: Quarterly, on each February 23, May 23, August 23 and November 23, commencing August 23, 2007 and ending on the Maturity Date, subject to adjustment using the Modified Following Business Day Payment Convention.
Interest Accrual Factor: For any Interest Accrual Period, the number of calendar days during that Interest Accrual Period in respect of which 6m USD LIBORREF is greater than or equal to the Lower LIBOR Barrier and less than or equal to the Upper LIBOR Barrier, divided by the total number of calendar days in such Interest Accrual Period.

Period End Dates: Quarterly, on each February 23, May 23, August 23 and November 23, commencing August 23, 2007 and ending on the Stated Maturity Date, such dates not subject to adjustment whether or not such dates are Business Days.
Interest Accrual Periods: The period from and including the Issue Date (in the case of the first Interest Accrual Period) or the previous Period End Date, as applicable, to but excluding the next Period End Date.

Reference Rate Cut-Off: Beginning with the Interest Accrual Period commencing May 23, 2008, for each calendar day in an Interest Accrual period starting on, and including, the fifth Business Day prior to the Period End Date for such Interest Accrual Period and ending on and excluding such Period End Date, the Interest Accrual Factor will be equal to 6m USD LIBORREF determined on the fifth Business Day prior to that Period End Date.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QBT4

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations (If other than U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof): N/A

The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Lehman Brothers Inc.	U.S.$10,000,000	Capacity: ☐ Agent ☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of five (5) Business Days, at 100% of the Principal Amount, on the Interest Payment Date scheduled to fall on August 23, 2007 and on each Interest Payment Date thereafter.
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Modified Following Business Day Convention”	Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a Business Day, that date will be adjusted to the first following day that is a Business Day, unless the proposed adjusted date would fall in the next calendar month, in which case the adjusted date will be the first preceding day that is a Business Day.

“Maturity Date”	The earlier of the Stated Maturity Date or a Redemption Date.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

“6m USD LIBORREF”	For any day within an Interest Accrual Period, the rate for deposits in U.S. Dollars for a designated maturity of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on such day (or if such day is not a London business day, on the immediately preceding London business day), subject to the Reference Rate Cut Off provisions above.

“Lower LIBOR Barrier”	0.00%

“Upper LIBOR Barrier”	7.00%

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp. (“AIG-FP”)

Examples of Calculation of Interest Rate:
Example 1: Assuming that during a 91-day Interest Accrual Period commencing on or after May 23, 2008, the value of 6m USD LIBORREF is greater than or equal to 0.00% and less than or equal to 7.00% on every calendar day in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 7.25% calculated as follows: 7.25% x 91/91 = 7.25% per annum.
Example 2: Assuming that during a 91-day Interest Accrual Period commencing on or after May 23, 2008, the value of 6m USD LIBORREF is less than 0.00% or greater than 7.00% on every calendar day in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.00% calculated as follows: 7.25% x 0/91 = 0.00% per annum.
Example 3: Assuming that during a 91-day Interest Accrual Period commencing on or after May 23, 2008, the value of 6m USD LIBORREF is greater than or equal to 0.00% and less than or equal to 7.00% on 50 calendar days in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 3.98% calculated as follows: 7.25% x 50/91 = 3.98% per annum.
Example 4: Assuming that during a 91-day Interest Accrual Period commencing on or after May 23, 2008, the value of 6m USD LIBORREF is greater than or equal to 0.00% and less than or equal to 7.00% on 20 calendar days in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 1.59% calculated as follows: 7.25% x 20/91 = 1.59% per annum.
RISK FACTORS
Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 6m USD LIBORREF and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
Limitations on Returns on the Notes.
The interest payable on the notes is uncertain, and movements in the applicable LIBOR rate will affect whether or not and the extent to which you will receive interest on the notes in any Interest Accrual Period.
The maximum Interest Rate for any Interest Accrual is the Base Rate of 7.25% per annum. However, for every day during an Interest Accrual Period on which 6m USD LIBORREF is below the Lower LIBOR Barrier or above the Upper LIBOR Barrier, the applicable Interest Rate for that Interest Accrual Period will be reduced, and accordingly, your return for any Interest Accrual Period over the life of the notes could be significantly less than the applicable Base Rate for that Interest Accrual Period. If 6m USD LIBORREF is below the Lower LIBOR Barrier or above the Upper LIBOR Barrier on every day in any Interest Accrual Period, the applicable Interest Rate for that Interest Accrual Period will be zero.
Historical performance of 6m USD LIBORREF should not be taken as an indication of the future performance of 6m USD LIBORREF during the term of the notes.
It is impossible to predict whether 6m USD LIBORREF will increase or decrease. 6m USD LIBORREF will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical performance of 6m USD LIBORREF should not be taken as an indication of future performance thereof during the term of the notes.
Factors that may affect the level of 6m USD LIBORREF include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
Please note that historical trends are not indicative of future behavior of 6m USD LIBORREF.

The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally 6m USD LIBORREF on any day and expectations relating to the future level of 6m USD LIBORREF will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness and credit ratings.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their Stated Maturity Date to the extent that the calculation of the Interest Rate results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their Stated Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses.
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. Lehman Brothers Inc. currently intends to act as market makers for the notes, but they are not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we, any of our affiliates or any market maker are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
We may have conflicts of interests arising from our relationships with the Calculation Agent.
You should be aware that AIG-FP, our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the number of days on which interest will accrue, and is only required to act in good faith and in a commercially reasonable manner. AIG-FP as Calculation Agent will, among other things, also determine the applicable Interest Rate payment to be made on the notes. Because these determinations by the Calculation Agent will affect the interest payments and the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
ERISA CONSIDERATIONS
The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 24, 2006.
USE OF PROCEEDS
We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.
HISTORICAL INFORMATION ON 6M USD LIBORREF
The following graph sets forth the historical levels of 6m USD LIBORREF for the years indicated. You should not take the past performance of 6m USD LIBORREF as an indication of future performance.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
For the reasons described below, we believe that the notes should be characterized as “contingent payment obligations” and not as “variable rate” notes for U.S. federal income tax purposes, and we intend to treat the notes as contingent payment obligations. For a summary of the material U.S. federal income tax consequences of owning contingent payment obligations, please see the description under the heading “United States Taxation — Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the Prospectus Supplement. As more completely described in the prospectus supplement, if the notes are treated as contingent payment obligations, United States Holders of the notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the notes, and gain from a sale, redemption or exchange of the notes would be treated as ordinary income rather than capital gain.
Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest-rate formula based on objective financial or economic information) unless, as is our expectation in this case, the notes are reasonably expected to provide for significant “front-loading” of interest. The applicable Treasury Regulations indicate that “front-loading” of interest exists if it is reasonably expected that the average value of the interest rate during the first half of the notes’ term will be significantly greater than the average value of the interest rate during the second half of the notes’ term. We believe that, although the applicable U.S. Treasury Regulations are not entirely clear, the existence of our option to call the notes should be taken into account in determining whether the notes are reasonably expected to provide for significant “front-loading.” Taking into account that option, and based on our assessment of the probability that we may call the notes, we expect there to be “front-loading” of interest payments on the notes to an extent that we consider significant. Accordingly, the notes would not qualify as “variable rate notes” and would be treated as contingent payment obligations.

You should be aware that our expectations regarding “front-loading” of interest are only applicable for purposes of determining the tax treatment of your notes. We are not making any representation or prediction regarding the actual amount of interest that may be payable on your note, and we are under no obligation to call or to refrain from calling the notes, and we are not making any promise or representation that we will call or refrain from calling the notes, prior to their Maturity Date.
The U.S. Treasury Regulations governing the U.S. federal income tax treatment of contingent payment obligations require the issuer of such notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the notes, but without any contingent payments, and a projected payment schedule for payments on the notes. As discussed in the Prospectus Supplement, a purchaser of the notes will need this information to calculate its income on the notes. Solely for purposes of applying these regulations, we have determined that the comparable yield is •%. Based on this comparable yield, the projected payment schedule for each payment period is set forth in the following table:
[TABLE TO COME]
As indicated in the Prospectus Supplement, the treatment of contingent payment obligations subject to optional redemption rights is uncertain. If the Internal Revenue Service were to require that the projected maturity of the notes take into account the probability of exercise of the call option for purposes of calculating the comparable yield and projected payment schedule, then the amount of income to be accrued would likely be different from the that we will provide.

The comparable yield and projected payment schedule described above are provided solely for the purpose of determining interest accruals in respect of your note, and none of AIG or its affiliates or agents is making any representation or prediction regarding the actual amount of interest (if any) that may be payable with respect to your note after March 23, 2008, or the likelihood of the notes being redeemed prior to the Maturity Date.

Alternatively, if the notes were found not to have significant front-loading of interest, it is possible that your notes could be characterized as “variable rate notes” subject to rules described under the heading “United States Taxation — United States Holders — Original Issue Discount — Variable Rate Notes” in the accompanying prospectus supplement.
GENERAL INFORMATION
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement. To date, including the notes described by this pricing supplement, we have accepted offers to purchase approximately $2.7 billion aggregate principal amount (or its equivalent in one or more foreign currencies) of notes described in the accompanying prospectus supplement, including $220,762,000 aggregate principal amount (or its equivalent in one or more foreign currencies) of Series AIG-FP notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.